





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADHAVEN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N RIVERSIDE PLAZA, 25TH FLOOR
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Phillips (312)-621-9801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOPEL FORMAN, L.L.C.
(Name – *if individual, state last, first, middle name*)

500 N MICHIGAN AVE	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY PHILLIPS _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BROADHAVEN SECURITIES, LLC _____ , as

of DECEMBER 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



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OFFICIAL SEAL
VALERIE HERRERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/12/22
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</td><td>Signature</td></tr>
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Notary Public

CEO
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BROADHAVEN SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

BROADHAVEN SECURITIES, LLC

Index



Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Broadhaven Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Broadhaven Securities, LLC (a Delaware limited liability company and wholly-owned subsidiary) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Broadhaven Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Broadhaven Securities, LLC's management. Our responsibility is to express an opinion on Broadhaven Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Broadhaven Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.
Certified Public Accountants

We have served as Broadhaven Securities, LLC's auditor since 2012.
Chicago, Illinois
February 27, 2020

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

BROADHAVEN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

<u>ASSETS</u>

Cash and cash equivalents	$	5,304,519
Account receivable		50,000
Prepaid expenses		29,132
Deposits		1,944
Total assets	$	5,385,595

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Due to Parent	$	315,834
Accounts payable		47,968
Commissions payable		400,000
Deferred revenue		550,000
Total liabilities	$	1,313,802
MEMBER'S EQUITY	$	4,071,793
Total liabilities and member's equity	$	5,385,595

(The accompanying notes to financial statements are an integral part of these statements)

Note 1. Nature of Operations

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to corporate customers primarily in the United States of America.

Note 2. Summary of Significant Accounting Policies

Financial Statement Presentation –

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company. The statements of income, changes in member's equity and cash flows are presented for the year ended December 31, 2019.

Use of Estimates –

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents –

The Company considers all unrestricted demand deposits, money market accounts and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents. Cash equivalents consist of checking and savings account and a United States money market account denominated in British Pounds.

Receivables and Credit Policies –

Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2019.

Deferred Revenue –

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue when the specific performance obligations associated with the deposits are provided by the Company. If the deposits are

Note 2. Significant Accounting Policies - Continued

not associated with a distinct performance obligation the revenue will be recognized at the closing of the transaction.

Compensated balances –

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Commissions –

Commissions are recorded upon investment banking revenue recognition.

Foreign currency transactions –

The Company may enter into agreements with clients to provide merger and acquisition and other advisory services and accept payment in the form of foreign currency. As a result, the Company is exposed to foreign exchange risk (see note 7).

Income taxes –

The Company is not subject to U.S. Federal or Illinois income taxes as it is a single member LLC which is disregarded for income tax purposes, and accordingly any income or loss is reported directly by the member in its income tax returns.

Effective January 2018, the Company's parent BCP elected to be taxed as a C-Corporation and was subject to federal and state income taxes beginning with the year ending December 31, 2018. The Company has made a policy election to not allocate current and deferred taxes from BCP. See adoption of accounting standards section below.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which amends the FASB Accounting Standards Codification (ASC) by (1) removing certain exceptions to the general principles, and (2) clarifying and amending other current guidance. Under prior guidance, the consolidated amount of current and deferred taxes for a group that files a consolidated tax return was required to be allocated among the members of the group when those members issued separate financial statements. As amended, an entity is not required to allocate amounts of consolidated current and deferred taxes to a legal entity that is not subject to income taxes in the separate financial statements of such an entity. However, an entity may elect to do so for legal entities that are both not subject to tax and disregarded by the taxing authority. The amendments in this standard are effective for public business entities for fiscal years beginning after December 31, 2020. Early adoption of the amendments is permitted for public business entities for periods for which financial statements have not yet been made available for issuance. As allowed by the standard, the Company adopted all amendments in the standard for its December 31, 2019 financial statements. As such, the Company has made a policy election to not allocate current and deferred taxes from BCP for the year ended December 31, 2019.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

Note 2. Significant Accounting Policies - Continued

unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available or when an event occurs that requires a change.

There were no unrecognized tax positions as of December 31, 2019. The Company is subject to income tax examination for years 2017, 2018 and 2019. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Adoption of New Accounting Standards –

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842): which amends the FASB Accounting Standards Codification (ASC) by the way leases are recorded and presented. The FASB also issued several subsequent ASU's clarifying ASU 2016-02. As required by the standard, the Company adopted these standards effective January 1, 2019. The adoption had no impact on the Company's financial statements or disclosures.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. There are no financial assets measured on a recurring basis at December 31, 2019.

It is the Company's policy to recognize transfers between fair value levels at the end of the period. There were no transfers between Level 1, 2, or 3 during the year.

The Company's short-term financial instruments consist of cash, cash equivalents, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

Note 4. Related Parties

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). During the year ended December 31, 2019, the Company shared certain operating and overhead costs such as payroll, insurance, rent, utilities, and telephone with BCP under an expense sharing agreement. The Company has a balance due to parent in the amount of $315,834 related to the shared expenses which is reflected on the accompanying statement of financial condition.

Note 5. Revenue Recognition

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a retainer fee it is determined whether the retainer fee is non-refundable and in connection with specific performance obligations. If distinct performance obligations are not identified the revenue is recognized as part of the overall transaction when the success fee is recognized.

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities, reimbursable expenses related to these advisory services and valuation or "fairness opinion" fees in conjunction with the sale of a business. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services and related reimbursable expenses is the completion of

the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts. The performance obligation for the valuation or "fairness opinion" is the delivery of the valuation itself.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above described investment banking revenues.

Note 6. Concentration of Credit Risk

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses as a result of credit risk in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

The maximum loss that would have resulted from these risks, representing the excess of the deposit liabilities reported by the bank over the amount that would have been covered by federal deposit insurance amounted to $5,054,627 at December 31, 2019.

Note 7. Foreign Exchange Risk

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The Company is exposed to non-trading foreign currency risk as a result of its holdings of a non-U.S. dollar denominated cash account at a U.S. financial institution totaling $395,550 (300,000 British Pounds) as of December 31, 2019. Foreign currency denominated cash account values fluctuate with changes in the level of volatility of currency exchange rates. The Company's foreign currency denominated cash account is held in British Pounds.

Note 8. Major Customers

One customer accounted for 100% of the Company's account receivable as reflected on the accompanying statement of financial condition.

Note 9. Net Capital Requirements

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2019, the Company had net capital and net capital requirements of $3,966,984 and $50,920, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

Note 10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2020 the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Broadhaven Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Broadhaven Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broadhaven Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision (2)(i) (the "exemption provision") and (2) Broadhaven Securities, LLC stated that Broadhaven Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broadhaven Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broadhaven Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) provision (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.

Certified Public Accountants

Chicago, Illinois
February 27, 2020

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 27, 2020

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Broadhaven Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: *Greg Phillips*

Name: Gregory Phillips

Title: CEO